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                                                                    EXHIBIT 99.2



RESPONSE ONCOLOGY
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                                  June 3, 1996



Seafield Capital Corporation
2600 Grand Avenue, Suite 500
Kansas City, Missouri  64141

          RE:     Adjustable Rate Convertible Note (the "Seafield Note")

Gentlemen:

As of May 31, 1996, Response Oncology, Inc. ("Response") executed and delivered to NationsBank of Tennessee, N.A. ("NationsBank"), as lead bank, and Union Planters National Bank, as participant, a Loan Agreement (the "Loan Agreement") for a $27.5 million unsecured credit facility to be used for acquisitions and working capital (the "NationsBank Facility").

On April 12, 1996, Response borrowed $10 million from Seafield Capital Corporation and executed and delivered the Seafield Note. The Seafield Note provides, in pertinent part, that "[t]he principal amount of this Note, together with any accrued and unpaid interest thereon, shall be payable in full on the earlier of (i) December 31, 1996, (ii) THE DATE THE COMPANY FIRST OBTAINS FUNDING UNDER THE CREDIT FACILITY, or (iii) the date the Company receives proceeds from an offering of its equity securities . . . (emphasis added).

Although the first funding of the NationsBank Facility has not yet occurred, it is anticipated that such funding will occur on or about June 17, 1996, at which time Response has scheduled to acquire the St. Petersburg medical oncology practice. In that regard, Response hereby requests that Seafield waive the maturity date set forth in item (ii) in the immediately preceding paragraph. In all other respects, the Seafield Note shall remain in full force and effect, without additional modification on account of this instrument.

In addition, the Loan Agreement provides for a dollar-for-dollar reduction in Response's borrowing base for debt obligations that are not subordinated to the NationsBank Facility. We have instructed NationsBank to deliver to Seafield for consideration a form of subordination agreement acceptable to NationsBank. We would appreciate your considering such agreement or a subordination agreement in form mutually acceptable to Seafield and NationsBank.










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Please acknowledge  Seafield's waiver of the maturity date for which such waiver has been requested hereby signing one copy of this letter and returning the same to the undersigned at the principal office of Response.

                                           Sincerely,

                                           Response Oncology, Inc.


                                       By: /s/ John A. Good
                                               John A. Good, Executive Vice
                                               President and General Counsel

Agreed and Accepted this 7th day
of June, 1996.  (Subject to the
"Notation" below)

Seafield Capital Corporation



By: /s/ James R. Seward

Title:  Executive Vice President and
        Chief Financial Officer

Notation:     Seafield Capital Corporation's agreement to the waiver requested in this letter is subject to the following:

                   (1) Notwithstanding anything to the contrary in that certain letter dated April 8, 1996 of Seafield addressed to Response, the Seafield Note is not subordinated in any manner to the NationsBank Facility as a result of this letter; subordination of the Seafield Note, if any, will only be effected through, and will be governed by the provisions of, a separate subordination document, the terms and conditions of which must be acceptable to Seafield in its sole discretion (as evidenced by the signature of a Seafield officer to such subordination document) before any indebtedness evidenced by the Seafield Note will be subordinated in right of payment or otherwise to the NationsBank Facility, and

                   (2) As a result of the waiver granted in this letter, all principal of and accrued interest on the Seafield Note shall be payable in full on the earlier of (i) December 31, 1996, and (ii) the date Response receives proceeds from an offering of its equity securities.












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